John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law Group

2041 West 141st Terrace, Suite 119

Leawood, KS  66224

Phone: 913.660.0778   Fax: 913.660.9157

 john.lively@1940actlawgroup.com

Clark Fork Trust

218 East Front Street, Suite 205

Missoula, Montana 59802

June 27, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:  Mr. John Grzeskiewiez

Re:

Clark Fork Trust (the “Trust”) Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A (File Nos. 333-171178 and 811-22504) (the “Registration Statement”)

Dear Mr. Grzeskiewiez:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement which was filed with the U.S. Securities Exchange Commission on June 14, 2011 via EDGAR be accelerated so that the same will become effective at 12:00 p.m., Eastern Time, Tuesday, June 28, 2011, or as soon thereafter as practicable.

Pinnacle Investments, LLC, the principal underwriter for the Clark Fork Trust, has also signed this letter requesting acceleration.

If you have any questions concerning this request, please do not hesitate to contact John H. Lively at 913.660.0778.

Clark Fork Trust

Pinnacle Investments, LLC

/s/ __Russell T. Piazza

/s/___Eric Krouse

By:

Russell T. Piazza

By:

Eric Krouse

Title:

President

Title:

Chief Executive Officer